Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: EADS N.V. and BAE Systems plc
Commission File No.: 001-00000
Date: 12 September 2012

Note: The regulatory announcement below was issued jointly by BAE Systems plc and EADS N.V. today.  The filing of this press release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CITY CODE ON TAKEOVERS AND MERGERS. THERE CAN BE NO CERTAINTY THAT A TRANSACTION WILL BE IMPLEMENTED.

NOT FOR RELEASE OR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY JURISDICTION.

12 September 2012

RESPONSE TO SHARE PRICE MOVEMENT

Further to the recent movement in BAE Systems’ share price, BAE Systems plc (BAE Systems) and EADS N.V. (EADS) confirm that they are in discussions regarding a possible combination of their businesses. This potential combination would be implemented through the creation of a dual listed company structure, under which both companies would operate as one group by means of equalisation and other agreements but would be separately listed on their existing exchanges.

The discussions between the parties envisage that BAE Systems shareholders would own 40% and EADS shareholders 60% respectively of the enlarged group. It is contemplated that there would be a unified board and management structure with identical boards and executive committees at each of BAE Systems and EADS.

BAE Systems and EADS have a long history of collaboration and are currently partners in a number of important projects, including the Eurofighter and MBDA joint ventures. The potential combination would create a world class international aerospace, defence and security group with substantial centres of manufacturing and technology excellence in France, Germany, Spain, the UK and the USA.

BAE Systems and EADS operate highly secure and sensitive defence businesses in the USA, the UK, France, Germany, Spain, Saudi Arabia and Australia, amongst other countries. Discussions have therefore been initiated with a range of governments about the implications of the potential transaction. Under the transaction structure being discussed between the parties, BAE Systems and EADS envisage that certain of their defence activities would be ringfenced with governance arrangements appropriate to their strategic and national security importance, particularly in the USA, given the importance of that market to the enlarged group. In addition, subject to receiving appropriate shareholder approvals, the parties envisage issuing special shares in BAE Systems and EADS to each of the French, German and UK governments to replace the existing UK government share in BAE Systems and the stakeholder concert party arrangements in EADS.

BAE Systems and EADS believe that the potential combination of their two businesses offers the prospect of significant benefits for customers and shareholders of both companies. These benefits include cost savings, such as from procurement and sourcing efficiencies available to the enlarged group, and substantial new business opportunities.

BAE Systems and EADS have historically had different dividend policies with BAE Systems paying a higher proportion of its earnings in dividends.  To better align the parties’ payout ratios, should the transaction proceed, it has been agreed that EADS would pay £200m to its shareholders prior to completion.  BAE Systems and EADS’s normal dividend payments in respect of 2012 would be unaffected.  In respect of 2013, assuming that the combined earnings are broadly in line with current expectations, it is envisaged that the combined group would declare dividends such that BAE Systems shareholders would receive an equivalent amount to that declared in respect of 2012.  This would represent a material increase for EADS shareholders by comparison with current market expectations.  The dividend policy for 2014 and beyond would be a matter for the board of the combined group, which is expected to balance the importance of dividends to shareholders with the combined group’s future earnings potential, investment requirements and continuing need for a strong balance sheet.

Any agreement on the terms of a potential combination will require approval by the boards of EADS and BAE Systems. Prior to any such agreement, EADS will inform the relevant bodies representing the interests of its employees in accordance with applicable laws and regulations. If, after completion of the processes described above, EADS and BAE Systems reach definitive agreement on the terms of any combination, completion would be subject to, amongst other things, a number of governmental and regulatory approvals, the approval of ordinary shareholders of both BAE Systems and EADS and certain conditions that are customary for a transaction governed by the City Code on Takeovers and Mergers (the Code). There can be no certainty that the discussions will ultimately lead to a transaction.

In accordance with Rule 2.4(c) of the Code, both parties or EADS are/is now required, by no later than 5:00 p.m. London time on 10 October 2012, to either announce a transaction in accordance with Rule 2.7 of the Code or announce that they or EADS no longer intend to pursue a transaction, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. The deadline can be extended with the consent of the Panel in accordance with Rule 2.6(c) of the Code.

BAE Systems confirms its intention to request an extension to the deadline from the Panel if it and EADS are still in discussions at that time.

Although no revision is expected, for the purposes of 2.5 (a) of the Code, EADS reserves the right to amend or adjust the terms of the possible transaction i) in the event of the announcement of a competing transaction or of a possible competing transaction involving BAE Systems or ii) with the recommendation of the board of BAE Systems.

A further announcement will be made as appropriate.

Enquiries:

BAE Systems plc

For Investors:
Andrew Wrathall, Head of Investor Relations                                                                                                Tel: +44 (0) 1252 383 455

For Media:
Charlotte Lambkin, Group Communications Director                                                                                     Tel: +44 (0) 78 0171 7739
John Suttle, Senior Vice President, Communications                                                                                     Tel: +1 (703) 344 8508

EADS N.V.

Rainer Ohler, Head of Group Communications                                                                                                Tel: +33 (0)5 81 91 81 38
Martin Agüera, Interim Head of Media Relations                                                                                           Tel: +49 (0)89 607 34735
Matthieu Duvelleroy, Media Relations France                                                                                                Tel: +33 (0)1 42 24 24 25

In accordance with Rule 2.10 of the Code, BAE Systems confirms that, excluding 338,287,732 ordinary shares of 2.5 pence each held in treasury, it has in issue 3,249,306,302 ordinary shares of 2.5 pence each. The ISIN for the ordinary shares is GB0002634946.

A copy of this announcement will be made available on BAE Systems’ website at www.baesystems.com and EADS’s website at www.eads.com.

This announcement is made with the approval of EADS.

Disclosure requirements of the Code

As dual listed company structures are subject to the Takeover Code, BAE Systems plc will now enter an offer period as defined by the Takeover Code. Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of BAE Systems or of EADS must make an Opening Position Disclosure following the commencement of the offer period. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of BAE Systems and EADS. An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period. Relevant persons who deal in the relevant securities of BAE Systems or EADS prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of BAE Systems or EADS must make a Dealing Disclosure if the person deals in any relevant securities of BAE Systems or EADS. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of BAE Systems and EADS, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of BAE Systems or EADS, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by BAE Systems and EADS and Dealing Disclosures must also be made by BAE Systems, EADS and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Notice to US Investors

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”) or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS or BAE Systems, as applicable, and that will contain detailed information about EADS and BAE Systems and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS or BAE Systems, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS and BAE Systems shareholders by EADS and BAE Systems and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems securities or of EADS securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.

UK Listing Authority (UKLA)

The proposed transaction, if completed, would be classified as a reverse takeover of EADS by BAE Systems under the Listing Rules of the UKLA, and an application would therefore need to be made in due course to the UKLA and the London Stock Exchange for the Ordinary Shares of the BAE Systems head of the dual listed company to be admitted to the Official List and to trading on the London Stock Exchange respectively. The eligibility of the combined group for admission to the Official List has not yet been agreed with the UKLA and discussions with the UKLA regarding eligibility will commence in due course.

Shareholders are referred to regulatory information that EADS publishes via www.eads.com/eads/int/en/investor-relations/investor-news.html

Other jurisdictions

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in any other jurisdictions.

No profit forecasts

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per BAE Systems or EADS shares for the current or future financial years would necessarily match or exceed the historical published earnings per BAE Systems or EADS share.